UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Bankgesellschaft Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bankgesellschaft Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Federal Republic of Germany

Number of	7.	Sole Voting Power: 663,950

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 3,883,950

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,883,950

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	23.09%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 15 amends and supplements items 4 and 5 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the “Bank”) with respect to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Aberdeen Australia Equity Fund, Inc. (the “Fund”). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 4. Purpose of Transaction

In Amendment No. 13 to this Statement of Schedule 13D the Bank reported that it had commenced sales of shares of Common Stock pursuant to a registration statement (the “Registration Statement”) filed by the Fund on the Bank’s behalf to permit such sales in a registered public offering under the Securities Act of 1933. As of the date of this Amendment, the Bank has effected the additional sales set forth in item 5 below pursuant to the Registration Statement. 18,000 shares remain available for sale pursuant to the Registration Statement. The Bank expects to sell such shares pursuant to the Registration Statement in accordance with the plan of distribution set forth therein and to sell other shares pursuant to the terms of rule 144 under the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the Fund’s definitive proxy statement filed on January 30, 2006, there were 16,824,047 shares of Common Stock outstanding at January 19, 2006. The percentages set forth in this Item 5(a) are derived using such number. For purposes of rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Bank deems itself to be the beneficial owner of 3,883,950 shares of Common Stock, which constitute approximately 23.09% of the outstanding shares. Of such shares, the Bank has economic beneficial ownership of, and exercises sole voting and dispositional authority over, 663,950 shares (or approximately 3.95% of the outstanding shares) and has the right to acquire 3,220,000 shares (or approximately 19.14% of the outstanding shares) pursuant to the options described in Item 5 of Amendment No. 13 to this Statement on Schedule 13D (the “Options”), which are exercisable only on July 3, 2006. Pending exercise of the Options, the Bank possesses neither voting nor dispositional control over the shares that may be acquired pursuant thereto but possesses dispositional authority over the Options. Pursuant to rule 13d-3(d)(1)(i) under the Exchange Act, the Bank deems itself to beneficially own the shares that may be acquired upon exercise of the Options.

(c) In addition to sales reported in Amendment Nos. 13 and 14 to this Statement on Schedule 13D, during the last 60 days the Bank has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange pursuant to the Registration Statement:

DATE	NUMBER OF SHARES	PRICE PER SHARE (excluding brokerage commissions)
January 23, 2006	4,000	$13.075
January 24, 2006	2,000	$13.05
January 25, 2006	1,000	$13.23
January 26, 2006	20,200	$13.2076
January 27, 2006	380,000	$13.20
January 27, 2006	50,000	$13.215
January 31, 2006	600	$13.23
February 1, 2006	9,800	$13.23

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2006

BANKGESELLSCHAFT BERLIN AG

By: /s/    Dirk Kipp

Name: Dirk Kipp

Title:	Managing Director

By: /s/    Moritz Sell

Name: Moritz Sell

Title:	Director